Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor Bancorp Wisconsin Inc.

Commission File No. 001-34955

January 27, 2016

Dear AnchorBank Customer,

We are pleased to inform you that in the coming months Anchor BanCorp Wisconsin Inc. and its wholly-owned subsidiary AnchorBank will join forces with Old National Bancorp and Old National Bank.1

At this time you will not experience any changes in your banking relationship with AnchorBank. Please continue banking with us as you normally do using your existing checks, debit cards, online services, ATMs and branches. We’ll continue to communicate with you, and we will notify you well ahead of any changes that may affect you.

Some things you might like to know about Old National:

Like AnchorBank, Old National has an outstanding legacy of community engagement and an unwavering commitment to personalized customer service. In addition to a passion for community banking, Old National is deeply committed to ethics and has been named one of The World’s Most Ethical Companies by the Ethisphere Institute for four consecutive years. Old National Bank is a proven, FDIC-insured community bank that is fully committed to serving AnchorBank customers and communities.

Old National has a strong and growing presence in the Midwest with more than 160 branches in Michigan, Indiana and Kentucky. In addition to providing comprehensive retail, mortgage, commercial and business banking solutions, Old National offers insurance, wealth management and investment services. They also have a robust platform of online and mobile banking services to make managing your money convenient and easy.

Founded in Evansville, Indiana, in 1834, Old National has $11.9 billion in assets and is the largest financial services holding company headquartered in Indiana. To learn more about Old National, visit oldnational.com.

We will be here for you in the days—and years—to come.

Working together, we pledge to maintain the same dedication to quality, convenience and security that you’ve come to expect. On behalf of AnchorBank and Old National, we thank you for your business and look forward to sharing more about the many good things the future holds.

We know you may have questions, and we encourage you to stop by your neighborhood AnchorBank or call us at 800-252-6246.

Sincerely,

Chris Bauer	Bob Jones
President & CEO	President & CEO
Anchor BanCorp Wisconsin	Old National Bancorp

[1]	The merger of Anchor BanCorp Wisconsin Inc. and Old National Bancorp is subject to approval by the shareholders of Anchor BanCorp Wisconsin Inc. and the applicable regulatory authorities.

Forward-Looking Statements

This letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this press release and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this press release, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this press release.

Additional Information For Shareholders

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, ONB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2015. Information about the directors and executive officers of Anchor is set forth in the proxy statement for Anchor’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 27, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.